Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	2012	2013	2014	2015	2016
Earnings available for fixed charges, as defined:
Net income from continuing operations	$143,626	$163,011	$203,752	$216,917	$255,181
Tax expense based on income	94,166	110,115	142,701	127,403	158,322
Fixed charges (a)	134,191	135,424	128,315	140,047	147,884
Earnings available for fixed charges, as defined	$371,983	$408,550	$474,768	$484,367	$561,387
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$119,248	$117,327	$111,205	$121,591	$128,885
Estimated interest cost within rental expense	3,577	3,731	4,237	4,224	4,833
Amortization of net debt premium, discount, and expenses	11,366	14,366	12,873	14,232	14,166
Total fixed charges, as defined	$134,191	$135,424	$128,315	$140,047	$147,884
Ratio of earnings to fixed charges	2.77	3.02	3.70	3.46	3.80
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$3,023	$3,023	$3,023	$3,023	$3,023
Adjustment to pretax basis	1,982	2,042	2,117	1,776	1,876
	$5,005	$5,065	$5,140	$4,799	$4,899

Combined fixed charges and preferred stock dividend requirements	$139,196	$140,489	$133,455	$144,846	$152,783
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.67	2.91	3.56	3.34	3.67

(a)	Includes net interest related to uncertain tax positions.